PLAN AND AGREEMENT OF MERGER

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PLAN AND AGREEMENT OF MERGER ("Agreement"), dated this 14th day of July, 2006, pursuant to Section 251 of the General Corporation Law of Delaware, by and among China Biopharma, Inc., a Delaware corporation ("CB") and Techedge, Inc., a Delaware corporation ("TE").

WITNESSETH that:

WHEREAS, CB is the wholly-owned subsidiary of TE;

WHEREAS, TE desires to merge CB into itself;

NOW THEREFORE, the corporations, parties to this Agreement, in consideration of the mutual covenants, agreements and provisions hereinafter contained do hereby prescribe the terms and conditions of said merger and mode of carrying the same into effect as follows:

FIRST: TE hereby merges into itself CB and CB shall be merged into TE, which shall be the surviving corporation.

SECOND: The Certificate of Incorporation of TE shall be amended to change the corporate name to China Biopharma, Inc. and remain the Certificate of Incorporation of the surviving corporation.

THIRD: As to each constituent corporation, the designation and number of outstanding shares of each class and series and voting right thereof are as follows:

Name of Corporation	Designation and number of shares in each class or series outstanding	Class or Series of Shares entitled to Vote	Shares Entitled to Vote as a Class or Series
CB	100	Common Stock	100
TE	82,455,000	Common Stock	82,455,000

(a) FOURTH: Each share of common stock of CB, which shall be issued and outstanding on the effective date of this Agreement, shall cease to exist and any certificate representing such shares shall be cancelled.

FIFTH: The terms and conditions of the merger are as follows:

(a) The bylaws of TE as they shall exist on the effective date of this merger shall be and remain the bylaws of the surviving corporation until the same shall be altered, amended or repealed as therein provided.

(b) The directors and officers of TE shall continue in office until the next annual meeting of directors and stockholders and until their successors are selected.

(c) The merger shall become effective upon filing of the Certificate of Ownership and Merger with the Secretary of State of Delaware.

(d) Upon the merger becoming effective, all the property, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets of every kind and description of CB shall be transferred to, vested in, and devolve upon TE without further act or deed and all property, rights, and every other interest of CB, shall be as effectively the property of TE as they were of CB. CB hereby agrees from time to time, as and when requested by TE or by its successors or assigns, to execute and deliver or cause to be taken such further or other action as TE may deem necessary or desirable in order to vest in and confirm to CB title to and possession of any property of the merged corporation acquired or to be acquired by reason of or as a result of the merger herein provided for and otherwise to carry out the interest and purposes hereof and the proper officers and directors of CB, and the proper officers and directors of TE are fully authorized in the name of CB, or otherwise to take such action.

IN WITNESS WHEREOF, the parties to this Agreement, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors have caused this Agreement to be executed by the President of each party hereto as the respective act, deed and agreement of each of said corporations, on this 14th day of July 2006.

CHINA BIOPHARMA, INC.

By: ______________________________
Peter Wang, Chief Executive Officer

TECHEDGE, INC.

By: ______________________________
Peter Wang, Chief Executive Officer